SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements

Filed Pursuant to § 240.13d-1 (a) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Accuride Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

    00439T107

(CUSIP Number)

Sankaty Advisors, LLC

John Hancock Tower, 200 Clarendon St

Boston, MA 02116 617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    November 29, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Rule 13d-101

13D/A

CUSIP No. 00439T107
1.	Name of reporting persons SANKATY CREDIT OPPORTUNITIES, L.P. EIN No.: 51-0422167
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship of place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 12
	8.	Shared voting power 0
	9.	Sole dispositive power 12
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 12
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) less than 0.01%
14.	Type of reporting person PN

Rule 13d-101

13D/A

CUSIP No. 00439T107
1.	Name of reporting persons SANKATY CREDIT OPPORTUNITIES II, L.P. EIN No.: 20-2170582
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship of place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 80,000
	8.	Shared voting power 0
	9.	Sole dispositive power 80,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 80,000
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) .17%
14.	Type of reporting person PN

Rule 13d-101

13D/A

CUSIP No. 00439T107
1.	Name of reporting persons SANKATY CREDIT OPPORTUNITIES III, L.P. EIN No.: 20-5805141
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship of place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,428,650
	8.	Shared voting power 0
	9.	Sole dispositive power 1,428,650
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,428,650
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 3.02%
14.	Type of reporting person PN

Rule 13d-101

13D/A

CUSIP No. 00439T107
1.	Name of reporting persons SANKATY CREDIT OPPORTUNITIES IV, L.P. EIN No.: 28-1884645
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship of place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 403,615
	8.	Shared voting power 0
	9.	Sole dispositive power 403,615
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 403,615
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.85%
14.	Type of reporting person PN

Rule 13d-101

13D/A

CUSIP No. 00439T107
1.	Name of reporting persons SANKATY CREDIT OPPORTUNITIES (Offshore Master) IV, L.P. EIN No.: 98-0330306
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship of place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 521,093
	8.	Shared voting power 0
	9.	Sole dispositive power 521,093
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 521,093
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 1.10%
14.	Type of reporting person PN

Rule 13d-101

13D/A

CUSIP No. 00439T107
1.	Name of reporting persons Prospect Funding I, LLC EIN No.: 20-0839945
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship of place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person CO

Rule 13d-101

13D/A

CUSIP No. 00439T107

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on March 12, 2010 (together with Amendment No. 1, this “statement”) relating to shares of Common Stock, $0.01 par value per share (the “Common Stock”) of Accuride Corporation (the “Issuer”). Items 2 and 5 are hereby amended and restated as set forth as below.

Item 2.	Identity and Background

(a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i) Sankaty Credit Opportunities, L.P., a Delaware limited partnership (“SCO”), whose sole general partner is Sankaty Credit Opportunities Investors, LLC, a Delaware limited liability company (“SCOI”), whose managing member is Sankaty Credit Member, LLC, a Delaware limited liability company (“SCM”).

(ii) Sankaty Credit Opportunities II, L.P., a Delaware limited partnership (“SCO II”), whose sole general partner is Sankaty Credit Opportunities Investors II, LLC, a Delaware limited liability company, (“SCOI II”), whose managing member is SCM.

(iii) Sankaty Credit Opportunities III, L.P., a Delaware limited partnership (“SCO III”), whose sole general partner is Sankaty Credit Opportunities Investors III, LLC, a Delaware limited liability company, (“SCOI III”), whose managing member is SCM.

(iv) Sankaty Credit Opportunities IV, L.P., a Delaware limited partnership (“SCO IV”), whose sole general partner is Sankaty Credit Opportunities Investors IV, LLC, a Delaware limited liability company, (“SCOI IV”), whose managing member is SCM.

(v) Sankaty Credit Opportunities (Offshore Master) IV, L.P., a Cayman Islands exempted limited partnership (“SCOM IV”), whose sole general partner is Sankaty Credit Opportunities Investors (Offshore) IV, L.P., a Cayman Islands exempted limited partnership (“SCOIO IV”), whose sole general partner is Sankaty Credit Member (Offshore), Ltd., a Cayman Islands incorporated company (“SCMO”).

(vi) Prospect Funding I, LLC, is a Delaware limited liability company (“PF1”), whose sole member is Prospect Harbor Credit Partners, L.P., a Delaware limited partnership (“PHCP”), whose sole general partner is Prospect Harbor Investors, LLC, a Delaware limited liability company (“PHI”), whose managing member is SCM.

(vii) Mr. Jonathan Lavine is the managing member of SCM and the sole director of SCMO.

(b) The address of the principal business office of the Reporting Persons is c/o John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.

(c) The Reporting Persons are principally engaged in the business of the investment in securities.

Rule 13d-101

13D/A

CUSIP No. 00439T107

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons were organized under the laws of the State of Delaware and the Cayman Island as mentioned above.

Rule 13d-101

13D/A

CUSIP No. 00439T107

Item 5.	Interest in Securities of the Issuer

(a), (b) The information set forth in Rows 7 through 13 of the cover pages to this Schedule 13D is hereby incorporated herein by reference for each Reporting Person.

(c) The information set forth in Item 3 is hereby incorporated by reference for each Reporting Person.

On November 19, 2010, the issuer effected a reverse stock split of its issued and outstanding shares of common stock at a ratio of 10:1. Fractional shares were not distributed and the Issuer provided cash payment for 5.5 shares.

Upon conversion of 7.5% senior convertible notes on November 29, 2010, SCO II acquired 77,126 shares of common stock, SCO III acquired 1,382,750 shares of common stock, SCO IV acquired 126,386 shares of common stock, SCOM IV acquired 163,116 shares of common stock, and PFI acquired 887,401 shares of common stock.

On June 2, 2011, PFI sold 175,000 shares of the issuer at a price of $13.14 per share. On June 3, 2011, PFI sold 100,000 shares of the issuer at a price of $13.12 per share. On June 6, 2011, PFI sold 150,000 shares of the issuer at a price of $13.02 per share. On June 7, 2011, PFI sold 50,000 shares of the issuer at a price of $13.01 per share. On June 8, 2011, PFI sold 87,720 shares of the issuer at a price of $12.80. On June 14, 2011, PFI sold 10,000 shares of the issuer at a price of $13.00. On July 7, 2011, PFI sold 28,406 shares of the issuer at a price of $13.00. On July 8, 2011, PFI sold 16,317 shares of the issuer at a price of $13.08. On July 13, 2011, PFI sold 200,000 shares of the issuer at a price of $13.01. On July 22, 2011, PFI sold 50,000 shares of the issuer at a price of $12.97. On July 25, 2011, PFI sold 100,000 shares of the issuer at a price of $12.83. On July 26, 2011, PFI sold 32,900 shares of the issuer at a price of $12.30. On July 28, 2011, PFI sold 94,861 shares of the issuer at a price of $11.78. On September 27, 2011, SCO IV sold 78,881 shares of the issuer at a price of $6.22. On September 27, 2011, SCOM IV sold 101,624 shares of the issuer at a price of $6.22. On September 27, 2011, SCO II sold 15,616 shares of the issuer at a price of $6.22. On September 27, 2011, SCO III sold 278,876 shares of the issuer at a price of $6.22. On September 27, 2011, SCO sold 3 shares of the issuer at a price of $6.22.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2012

SANKATY CREDIT OPPORTUNITIES, L.P.

By: Sankaty Credit Opportunities Investors, LLC, its general partner

By: Sankaty Credit Member, LLC, its managing member

SANKATY CREDIT OPPORTUNITIES II, L.P

By: Sankaty Credit Opportunities Investors II, LLC, its general partner

By: Sankaty Credit Member, LLC, its managing partner

SANKATY CREDIT OPPORTUNITIES III, L.P.

By: Sankaty Credit Opportunities Investors III, LLC, its general partner

By: Sankaty Credit Member, LLC, its managing member

SANKATY CREDIT OPPORTUNITIES IV, L.P.

By: Sankaty Credit Opportunities Investors IV, LLC, its general partner

By: Sankaty Credit Member, LLC, its managing member

Prospect Funding I, LLC

By: Prospect Harbor Credit Partners, L.P., its member

By: Prospect Harbor Investors, LLC

By: Sankaty Credit Member, LLC, its managing member

By:	/S/ JONATHAN LAVINE
Name:	Jonathan Lavine
Title:	Managing Director

SANKATY CREDIT OPPORTUNITIES (OFFSHORE MASTER) IV, L.P.

By: Sankaty Credit Opportunities Investors (Offshore) IV, L.P., its general partner

By: Sankaty Credit Member (Offshore), Ltd., its general partner

By:	/S/ JONATHAN LAVINE
Name:	Jonathan Lavine
Title:	Managing Director